EXHIBIT 99.1

Company Contact
Rob Schreck
Cimetrix, Incorporated
Phone: (801) 256-6500
Fax: (801) 256-6510
rob.schreck@cimetrix.com

Cimetrix Announces First Quarter 2011 Financial Results
Revenues Increase 87% Year-over-Year and 27% from Prior Quarter

SALT LAKE CITY, UT — May 10, 2011 — Cimetrix, Incorporated (OTCQB & OTCBB: CMXX) (www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, PV & LED, and other electronics industries, today reported financial results for its first quarter ended March 31, 2011 as follows:

•	Total revenues for the first quarter increased 87% year-over-year from $1,098,000 in the first quarter of 2010 to $2,053,000 in the first quarter of 2011
•	Net income for the first quarter was $290,000, up 87% from the first quarter 2010 net income of $155,000
•	Compared to the fourth quarter of 2010, total revenues increased 27%
o	Software revenues increased 23% from $1,354,000 to $1,670,000
o	Professional services revenues increased 48%

“Cimetrix delivered strong first quarter 2011 results through continued growth in key vertical markets” said Bob Reback, Cimetrix’s president and chief executive officer. “The markets we serve remain healthy, our business model continues to gain traction with customers worldwide, and we believe there are opportunities to expand our current product offerings to add more value for our customers while increasing our revenue per machine shipped with Cimetrix software.”

“In order to capitalize on the market trends, we are investing in developing new products as well as in improving our existing product lines. To this end and because of the Cimetrix reputation in the industries we serve, we have been able to attract some very valuable engineers to bolster our experienced engineering staff.  We will continue to add capacity to execute new tool development projects to support our customers.  In addition, we are expanding our professional services capabilities to assist OEMs in successfully integrating Cimetrix products with their equipment to enable our customers to bring new tools to market on schedule with high quality and reliability.

“Our customers indicate they expect machine shipments to remain strong. As a result, programs that have led to our impressive top line growth in the first quarter are expected to lead to additional software license revenues in 2012 and beyond. As always, we are closely monitoring costs and cash flow in adherence to our strategy of building shareholder value through market share expansion and profitable growth.”

First Quarter 2011 Customer and Product Development Highlights

•
Initiated Two New Customer Projects Using CIMControlFramework™. Cimetrix continued investing in this software product for tool control and, with the release of the 3.0 version in Q4 2010, two new major customers have started on new projects.

•
Interface A/EDA Connectivity Gaining Traction. The Company secured another Top 20 customer for its CIMPortal™ software toolkit to enable implementation of Interface A to comply with SEMI standards and accommodate robust data collection.

•
Added Second Distributor In Japan. In order to continue growth in Japan, the Company added a second distributor, Meidensha Corporation. This second distributor will provide opportunities with several major new prospective Japanese OEMs.

•
Industry Leadership in Connectivity Standards. The Company completed a contract with ISMI to develop a new version of the Equipment Client Connection Standard (ECCE). This new version, ECCE v2, supports the latest versions of the SEMI Interface A/EDA connectivity standard, and includes a new equipment simulator. ECCE v2 is available to the industry to foster the adoption of the EDA standards.

•
Additions to Staff for Tool Control Projects.  The Company continued to hire software engineers to augment the staff for new tool control projects. These engineers will work on both new product enhancements as well as delivering solutions for customers.

About Cimetrix Incorporated
Cimetrix (OTCQB & OTCBB: CMXX) designs, develops, markets, and supports factory automation and equipment control software for the global semiconductor, photovoltaic & LED, and other electronics industries. A leading participant in SEMI standards development, Cimetrix’s connectivity software allows for quick implementation of the SECS/GEM, GEM300 and EDA standards.

The Company’s products can be found on virtually every tool type in nearly every semiconductor 300mm factory worldwide.  The added-value of Cimetrix’s passionate support and professional services creates the industry’s only complete software solution.  Key products include:

▪	CIMControlFramework™
▪	CIMConnect™
▪	CIM300™
▪	CIMPortal™

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and participates in various International SEMATECH Manufacturing Initiative (ISMI) programs.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

# # #

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets

	March 31, 2011	December 31,
ASSETS	(Unaudited)	2010
Current assets:
Cash	$1,119,000	$1,559,000
Accounts receivable, net	1,249,000	673,000
Prepaid expenses and other current assets	40,000	33,000
Total current assets	2,408,000	2,265,000

Property and equipment, net	105,000	100,000
Goodwill	64,000	64,000
Other assets	20,000	20,000

	$2,597,000	$2,449,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$459,000	$332,000
Accrued expenses	317,000	570,000
Deferred revenue	289,000	237,000
Current portion of notes payable and capital lease obligations	-	5,000
Total current liabilities	1,065,000	1,144,000

Long-term liabilities:
Notes payable - related parties, net	321,000	396,000
Long-term portion of notes payable	376,000	376,000
Total long-term liabilities	697,000	772,000

Total liabilities	1,762,000	1,916,000

Commitments and contingencies

Stockholders’ equity:
Common stock; $.0001 par value, 100,000,000 shares
authorized, 44,945,267 and 44,842,767 shares issued,
respectively	4,000	4,000
Additional paid-in capital	33,500,000	33,488,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(32,620,000)	(32,910,000)
Total stockholders’ equity	835,000	533,000

	$2,597,000	$2,449,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Statements of Operations
(Unaudited)

	Three Months Ended
	March 31,
	2011	2010
Revenues:
New software licenses	$1,448,000	$750,000
Software license updates and product support	222,000	172,000
Total software revenues	1,670,000	922,000
Professional services	383,000	176,000

Total revenues	2,053,000	1,098,000

Operating costs and expenses:
Cost of revenues	824,000	291,000
Sales and marketing	273,000	202,000
Research and development	277,000	107,000
General and administrative	365,000	308,000
Depreciation and amortization	11,000	7,000

Total operating costs and expenses	1,750,000	915,000

Income from operations	303,000	183,000

Other income (expenses):
Interest income	1,000	-
Interest expense	(14,000)	(28,000)

Total other expenses, net	(13,000)	(28,000)

Income before income taxes	290,000	155,000

Provision for income taxes	-	-

Net income	$290,000	$155,000

Net Income per common share:
Basic	$0.01	$0.00
Diluted	$0.01	$0.00

Weighted average number of shares
outstanding:
Basic	45,017,000	47,048,000
Diluted	46,664,000	47,687,000